SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended April 30, 2006

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-116087) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	April 30, 2006	January 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$32,687	$34,745
Accounts receivable, net of allowance for doubtful accounts of $256 and $265 at April 30, 2006 and January 31, 2006, respectively (note 3)	8,047	8,904
Inventories (note 4)	2,500	2,684
Value added taxes	255	405
Amounts receivable on legal settlement	—	2,641
Prepaid expenses and other current assets	2,129	1,695
Net current deferred tax assets	379	373
Amounts prepaid to related parties	434	419

Total current assets	46,431	51,866

Non-current assets
Restricted cash (note 5)	400	411
Property and equipment, net	1,301	1,322
Net non-current deferred tax asset	—	65
Other non-current assets, net (note 6)	2,715	2,300
Goodwill, net of accumulated amortization and impairment of $84,471 at April 30, 2006 and January 31, 2006, respectively	11,586	10,167

Total non-current assets	16,002	14,265

Total assets	$62,433	$66,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$—	$192
Accounts payable	3,881	5,960
Accrued payroll and related expenses	1,851	1,803
Deferred current consideration	1,625	1,550
Other accrued liabilities	2,763	2,247
Value added taxes	271	463
Warranty reserve (note 7)	3,682	3,817
Deferred revenues	9,145	8,313

Total current liabilities	23,218	24,345

Non-current liabilities
Deferred non-current consideration	75	—

Total non-current liabilities	75	—

Series B preference shares, $0.0027 par value 10,000,000 authorized at April 30, 2006 and January 31, 2006, respectively None issued and outstanding	—	—

Shareholders’ equity
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 31,308,779 and 31,290,027 shares issued and 30,558,583 and 31,034,923 shares outstanding at April 30, 2006 and January 31, 2006, respectively	84	84
Additional paid-in capital	246,728	246,405
Treasury shares (at cost, 750,196 and 255,104 at April 30, 2006 and January 31, 2006, respectively)	(1,280)	(449)
Accumulated deficit	(203,749)	(201,695)
Accumulated other comprehensive loss	(2,643)	(2,559)

Total shareholders’ equity	39,140	41,786

Total liabilities and shareholders’ equity	$62,433	$66,131

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended April 30,
	2006	2005
Revenue:
Product	$1,914	$3,202
License	5,674	6,699
Service	3,506	3,237

Total revenue	11,094	13,138

Cost of revenue:
Product	1,738	2,532
License	819	894
Service	1,520	1,322

Total cost of revenue	4,077	4,748

Gross margin	7,017	8,390

Operating expenses:
Research and development	2,819	2,240
Sales and marketing	2,655	2,482
General and administrative	3,089	3,214
Restructuring charge (note 8)	321	—
Amortization of purchased intangible assets	220	212
Stock-based compensation (note 12)	322	—

Total operating expenses	9,426	8,148

(Loss) income from operations	(2,409)	242

Interest income, net	324	201
Exchange gain, net	114	43

(Loss) income before provision for income taxes	(1,971)	486

Provision for income taxes	(83)	(94)

Net (loss) income	$(2,054)	$392

Basic net (loss) income per Ordinary Share (note 11)	$(0.07)	$0.01

Shares used in computing basic net (loss) income per Ordinary Share (note 11)	30,536,222	30,929,028

Diluted net (loss) income per Ordinary Share (note 11)	$(0.07)	$0.01

Shares used in computing diluted net (loss) income per Ordinary Share (note 11)	30,536,222	32,627,613

Basic net (loss) income per equivalent ADS (note 11)	$(0.13)	$0.03

Diluted net (loss) income per equivalent ADS (note 11)	$(0.13)	$0.02

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended April 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) income	$(2,054)	$392
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	189	106
Amortization	258	212
Stock-based compensation	322	—
Effect of changes in foreign currency exchange rates	(96)	(57)
Changes in operating assets and liabilities:
Inventories	256	(196)
Accounts receivable	952	(413)
Prepaid expenses and other assets	(310)	(241)
Value added tax receivable	156	205
Accounts payable	(2,164)	(163)
Accrued payroll and related expenses	6	(110)
Deferred revenues	655	249
Value added tax payable	(195)	265
Warranty reserve	(256)	(48)
Other accrued liabilities	410	302

Net cash (used in) provided by operating activities	(1,871)	503

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(107)	(62)
Net proceeds from legal settlement	1,744	—
Payments relating to acquisitions	(1,850)	(1,194)

Net cash used in investing activities	(213)	(1,256)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	—	(56)
Issuance of ordinary shares	67	146
(Repayments) proceeds under bank overdraft facility	(192)	46
Reductions to restricted cash deposits	11	2

Net cash (used in) provided by financing activities	(114)	138

Net decrease in cash and cash equivalents	(2,198)	(615)
Effect of exchange rate changes on cash and cash equivalents	140	8
Cash and cash equivalents at beginning of period	34,745	39,180

Cash and cash equivalents at end of period	$32,687	$38,573

Supplemental disclosure of cash flow information
Interest paid	$8	$6

Taxes received	$(65)	$(158)

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” and/or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three months ended April 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2007. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2006, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Irish Companies Acts, 1963 to 2005

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended January 31 2005. A copy of the full group accounts for the year ended January 31, 2006, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company which will take place on July 27, 2006.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, the United States and Uruguay after eliminating all material inter-company accounts and transactions.

3. Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	April 30, 2006	January 31, 2006
	(U.S. dollars in thousands)
Billed receivables, net	$6,978	$8,428
Unbilled receivables, net	1,069	476

Total	$8,047	$8,904

Included in the unbilled receivables balance above are the unbilled percentage of completion amounts of US$423,000 as at April 30, 2006 and US$136,000 as at January 31, 2006.

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

4. Inventories

	April 30, 2006	January 31, 2006
	(U.S. dollars in thousands)
Raw materials	$689	$632
Finished goods	1,811	2,052

Total	$2,500	$2,684

The total inventory balance above is stated net of an inventory provision of US$335,000 at April 30, 2006 and US$402,000 at January 31, 2006.

5. Restricted Cash

As of April 30, 2006 the Company had restricted cash balances of US$400,000. Restricted cash balances relate to lease deposits on premises in Germany of US$18,000 and employee restructuring costs in connection with our research and development facility in Uruguay of US$382,000.

6. Other Non-Current Assets, net

Other non-current asset amortization was US$258,000 for the three months ended April 30, 2006 and US$212,000 for the three months ended April 30, 2005. As of April 30, 2006, other non–current asset amortization is estimated to be approximately US$758,000 for the remainder of the year ending January 31, 2007. Other non–current asset amortization is estimated to be approximately US$969,000 in the year ending January 31, 2008, US$563,000 in the year ending January 31, 2009, US$312,000 in the year ending January 31, 2010 and US$18,000 in the year ending January 31, 2011. The other non-current asset amortization is estimated to be approximately US$93,000 in the years ending January 31, 2012 to January 31, 2016.

	As of April 30, 2006				As of January 31, 2006
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current Assets-amortizable:
Purchased technology	$14,926	$3,392	$11,522	$13	$14,926	$3,392	$11,516	$18
Trade names	120	—	100	20	120	—	90	30
Customer base	10,408	567	7,158	2,682	9,735	567	6,916	2,252
Covenants	2,492	1,232	1,260	—	2,492	1,232	1,260	—

Total Identifiable Intangible Assets	$27,946	$5,191	$20,040	$2,715	$27,273	$5,191	$19,782	$2,300

7. Warranty Reserves

The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales. Each quarter the Company re-evaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table summarizes the Company’s warranty activity for the three months ended April 30, 2006 and 2005:

	Three months ended
	April 30, 2006	April 30, 2005
	(U.S. dollars in thousands)
Opening reserve balance	$3,817	$395
Deductions	(309)	(266)
Provision for new product warranties issued	53	218
Exchange differences	121	(2)

Closing reserve balance	$3,682	$345

8. Restructuring Charge

Restructuring charge expense was US$321,000 for the three months ended April 30, 2006. This charge related primarily to the exit of a lease expiring in 2023, effective as of September 1, 2006. As of April 30, 2006, there was no accrued restructuring charge.

The following table summarizes the Company’s restructuring activity for the three months ended April 30, 2006:

	Three months ended April 30, 2006 (U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
Reserve balance January 31, 2006	$—	$—	$—
Restructuring provision	12	309	321
Amounts paid	(12)	(309)	(321)

Reserve balance April 30, 2006	$—	$—	$—

9. Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables.

The derivative instruments held by the Company as of April 30, 2006 and January 31, 2006 did not qualify as accounting hedges as of April 30, 2006 and January 31, 2006, respectively. The fair value losses on derivatives held as of April 30, 2006 and January 31, 2006 were recognized in the Consolidated Statements of Operations.

As of April 30, 2006, the Company had two forward exchange contracts maturing in fiscal 2007 to sell US$1,000,000 in total and receive euro in return. The fair value of the contracts as of April 30, 2006 was US$28,000 positive.

As of January 31, 2006, the Company had three forward exchange contracts maturing in fiscal 2007 to sell US$1.5 million and receive euro in return. The fair value of the contracts as of January 31, 2006 was US$15,000 negative.

	As of April 30, 2006		As of January 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non Derivatives
Cash and cash equivalents	$32,687	$32,687	$34,745	$34,745
Restricted cash	$400	$400	$411	$411
Accounts receivable, net	$8,047	$8,047	$8,904	$8,904
Bank overdraft	$—	$—	$192	$192
Accounts payable	$3,881	$3,881	$5,960	$5,960

Derivatives
Foreign exchange forward contracts	$28	$28	$(15)	$(15)

•	The carrying amount of cash equivalents, restricted cash, accounts receivable, bank overdraft and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the April 30, 2006 spot rate.

The carrying amounts for derivatives in the table above are included in the statements of financial position under “Prepaid expenses and other current assets” caption as at April 30, 2006 and under “Other accrued liabilities” caption as at January 31, 2006.

10. Comprehensive (Loss) Income

The following table sets forth the calculation of comprehensive (loss) income for the three months ended April 30, 2006 and 2005:

	Three months ended April 30,
	2006	2005
	(U.S. dollars in thousands)
Net (loss) income	$(2,054)	$392
Other comprehensive loss	(84)	(26)

Comprehensive (loss) income	$(2,138)	$366

11. Computation of Net (Loss) Income Per Ordinary Share

	Three months ended April 30,
	2006	2005
	(U.S. dollars in thousands, except per share data)
Numerator:
Numerator for basic and diluted net (loss) income per ordinary share
-(loss) income available to ordinary shareholders	$(2,054)	$392

Denominator:
Denominator for basic net (loss) income per ordinary share

-weighted average ordinary shares	30,536,222	30,929,028
Effect of employee stock options	—	1,698,585

Denominator for diluted net (loss) income per ordinary share
Weighted average ordinary shares	30,536,222	32,627,613

Basic net (loss) income per ordinary share	$(0.07)	$0.01

Diluted net (loss) income per ordinary share	$(0.07)	$0.01

ADS used in computing basic net (loss) income per equivalent ADS	15,268,111	15,464,514
Effect of employee stock options	—	849,293

ADS used in computing diluted net (loss) income per equivalent ADS	15,268,111	16,313,807
Basic net (loss) income per ADS	$(0.13)	$0.03

Diluted net (loss) income per ADS	$(0.13)	$0.02

12. Stock-based Compensation

On February 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS 123R). Prior to February 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (collectively, APB 25). In accordance with APB 25, compensation cost for share options was measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost was deferred and charged to expense ratably over the vesting period (generally four years).

The Company adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the three months ended April 30, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of, February 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Financial Accounting Standards No 123, Accounting for Share-based Compensation (SFAS 123) and b) compensation cost for all shared-based payments granted subsequent to February 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.

As a result of adopting SFAS 123R on February 1, 2006, the Company’s net loss for the three months ended April 30, 2006 was US$322,000 higher than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period. Basic and diluted net loss per share for the quarter ended would have been US$0.06 if the Company had not adopted SFAS 123R, compared to reported basic and diluted net loss per share of US$0.07. The Company has not recognized any tax benefit related to share-based compensation cost as a result of the partial valuation allowance on its net deferred tax assets and its net operating loss carry forwards.

The following pro forma information sets forth the Company’s net income and net income per share assuming the SFAS 123 fair value method in accounting for employee share options and shares issued under the employee share purchase plan during the three months ended April 30, 2005 (in thousands, except per share amounts):

April 30, 2005
Net income, as reported	$392

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(385)

Pro forma net income	$7

Earnings per share:
Basic - as reported	$0.01
Basic - pro forma	$0.00
Diluted – as reported	$0.01
Diluted - pro forma	$0.00

The fair value for these share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	April 30, 2006	April 30, 2005
Risk-free interest rate	4.73%	3.75%
Expected dividend yield	0%	0%
Expected volatility	0.65	0.84
Expected life (years)	4.6	4.6

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period commensurate with the expected life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The Company used the straight-line method for expense attribution.

The Company’s estimated option forfeiture rate in the quarter ended April 30, 2006 and 2005, based on its historical option forfeiture experience, is approximately 4% and 0%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

Based on the above assumptions, the weighted-average fair values of the options granted under the Company’s share option plans for the three months ended April 30, 2006 and 2005, were US$0.91 and US$1.93, respectively.

The Company anticipates it will recognize an aggregate of US$2.5 million as compensation expense in fiscal years 2007 to 2010. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Employee Share Benefit Plans

The Company has the following active stock option and purchase plans: the Trintech Group PLC 1997 Share Option Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme and the Trintech 1999 Employee Share Purchase Plan (the Stock Plans). An aggregate of 8,100,000 Ordinary Shares (4,050,000 equivalent ADSs) has been allocated for issue collectively under the Stock Plans. An amount of 836,350 Ordinary Shares (418,175 equivalent ADSs) remain available for option grants collectively under the Stock Plans. If an option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled options will continue to be available for future grant under the Stock Plans.

The Trintech Group PLC 1997 Share Option Scheme (the “1997 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by the Company’s Board of Directors and was subsequently amended. Under the 1997 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies, are eligible to participate in the 1997 Plan. All options granted have a seven-year term and generally commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

During 1998, the Company’s Board of Directors and shareholders approved the Directors and Consultants Share Option Scheme which provides for the grant of options to purchase Ordinary Shares of the Company to non-employee directors and consultants of the Company. All options granted have a seven-year term and are generally exercisable at the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for the Company’s Irish employees. The 1999 savings related scheme applies to all of the Company’s qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2006 and April 30, 2006 no shares had been issued under this scheme.

Also, in August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation. As of April 30, 2006, 465,768 Ordinary Shares (232,884 equivalent ADSs) had been issued under this plan, of which 38,628 Ordinary Shares (19,314 equivalent ADSs) were issued during the three months ended April 30, 2006 for a total consideration of approximately US$53,000.

General Option Information

A summary of the Company’s stock option activity and related information for the three months ended April 30, 2006 and 2005 is as follows:

	April 30, 2006		April 30, 2005
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding at beginning of period	5,251,234	$2.92	4,825,222	$3.12
Granted	82,000	1.62	41,000	2.92
Cancelled	—	—	(8,332)	28.10
Forfeited	(148,766)	30.14	(43,856)	5.82
Exercised	(18,752)	0.73	(74,978)	0.98

Outstanding at end of period	5,165,716	$2.12	4,739,056	$3.09

Exercisable at end of period	3,357,306	$2.10	2,480,412	$3.92

	April 30, 2006		April 30, 2005
	Fair value	Weighted- Average Exercise Price	Fair value	Weighted- Average Exercise Price
Weighted-average fair value of options granted during the period for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.91	$1.62	$1.93	$2.92

Exercise prices for options outstanding as of April 30, 2006 ranged from US$0.50 to US$49.50 per share. The breakdown of outstanding options at April 30, 2006 by price range is as follows:

	Outstanding share options			Exercisable share options
Range of exercise prices	Number of share options	Weighted-average remaining life (years)	Weighted-average exercise price	Number of share options	Weighted-average exercise price
$ 0.50 — 1.25	1,953,392	3.89	$1.07	1,832,074	$1.08
$ 1.30 — 2.25	1,479,748	5.48	1.84	564,960	1.77
$ 2.31 — 2.91	1,404,850	4.97	2.62	634,058	2.59
$ 2.96 — 49.50	327,726	2.09	7.49	326,214	7.51

	5,165,716	4.52	$2.13	3,357,306	$2.10

Options have been granted in U.S. dollars since September 1999, previously options were granted in Irish pounds. The U.S. dollar equivalents for disclosure above have been determined using the U.S. dollar rate at the date of each grant.

13. Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the Chief Executive Officer. The Company views its operations as a split between its Payments and Funds Management Systems (“FMS”) businesses.

Three months ended April 30, 2006

(U.S. dollars in thousands)

	Payments	FMS	Segments Total	All Other	Consolidated Total
Revenue	$5,551	$5,543	$11,094	$—	$11,094
Cost of sales	2,681	1,358	4,039	38	4,077

Gross profit (loss)	2,870	4,185	7,055	(38)	7,017
Operating expenses	3,801	3,432	7,233	2,193	9,426

Operating (loss) profit	(931)	753	(178)	(2,231)	(2,409)
Non-operating income, net	—	—	—	355	355

Net (loss) income	$(931)	$753	$(178)	$(1,876)	$(2,054)

Segment assets	$7,081	$3,563	$10,644	$—	$10,644

Three months ended April 30, 2005

(U.S. dollars in thousands)

	Payments	FMS	Segments Total	All Other	Consolidated Total
Revenue	$8,160	$4,978	$13,138	$—	$13,138
Cost of sales	3,647	1,101	4,748	—	4,748

Gross profit	4,513	3,877	8,390	—	8,390
Operating expenses	3,813	2,288	6,101	2,047	8,148

Operating profit (loss)	700	1,589	2,289	(2,047)	242
Non-operating income, net	—	—	—	150	150

Net income (loss)	$700	$1,589	$2,289	$(1,897)	$392

Segment assets	$8,543	$3,199	$11,742	$—	$11,742

The Company only reports direct operating expenses under the control of the chief operating decision maker in the Segmental Information disclosed. The Company does not report indirect operating expenses, depreciation and amortization, impairment, interest income (expense), income taxes, capital expenditures, or identifiable assets by industry segment, other than inventories and accounts receivable, to the Chief Executive Officer.

The following tables reconcile segment (loss) income before provision for income taxes to consolidated (loss) income before provision for income taxes and segment assets to consolidated total assets.

	Three months ended April 30
	2006	2005
	(U.S. dollars in thousands)
Total (loss) income before taxes for reportable segments	$(178)	$2,289
Unallocated amounts:
Central overheads	(1,330)	(1,835)
Amortization	(258)	(212)
Stock-based compensation	(322)	—
Restructuring charge	(321)	—
Interest income, net	324	201
Exchange gain, net	114	43

(Loss) income before provision for income taxes	$(1,971)	$486

The distribution of net revenue by geographical area was as follows:

	Three months ended April 30
	2006	2005
	(U.S. dollars in thousands)
Ireland	$66	$74
Germany	789	2,251
United Kingdom	3,069	3,779
United States of America	5,256	4,954
Europe (excluding Germany, Ireland and U.K.)	1,586	1,211
Rest of World	328	869

Total Revenue	$11,094	$13,138

14. Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28”. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. It also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The standard is effective for accounting changes and errors made in fiscal years beginning after December 15, 2005. The Company does not expect the standard to have a material impact on its consolidated results of operations and financial condition.

15. Acquisition

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million subject to final adjustment relating to performance related contingent cash consideration. The total purchase costs comprise US$2.0 million in cash, assumed liabilities of US$89,000 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2007, fiscal 2008 and fiscal 2009. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

Assurity Technologies Inc. is a Kansas based private company. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthens the Company’s market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET. These combined products provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report. The following discussion contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” include, among others, statements regarding Trintech’s expected financial performance in future quarters, capital resources, currency fluctuations, contractual obligations relating to lease commitments, benefits from Irish tax legislation, discovery of additional technical issues and scalability limitations in new products, Trintech’s strategic business plans, stock-based compensation expense and restructuring charges. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2006, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2002” refers to the fiscal year ended January 31, 2002, “fiscal 2003” refers to the fiscal year ended January 31, 2003, “fiscal 2004” refers to the fiscal year ended January 31, 2004, “fiscal 2005” refers to the fiscal year ended January 31, 2005, “fiscal 2006” refers to the fiscal year ended January 31, 2006,” fiscal 2007” refers to the fiscal year ending January 31, 2007 and “fiscal 2008” refers to the fiscal year ending January 31, 2008.

G. Operating Results

Overview

The Company is a leading provider of transaction reconciliation and payment infrastructure solutions to retailers, financial institutions, payment processors and network operators globally. Built on 19 years of experience, the Company’s solutions manage each area of the payment transaction cycle - authentication, authorization, settlement, dispute resolution and reconciliation—enabling its customers to reduce transaction costs, eliminate fraud, minimize risk, maximize cashflow and increase profitability. The Company has two business segments: Payments and FMS.

Payments Business

Payments is engaged in marketing and selling the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad, the Smart 5000 Pin Pad and the OpenPay Unattended Payment Technology (“UPT”) range of products, marketing and selling licenses for the Company’s payment software products for payment card transaction software and performing related maintenance, development and installation services. The Payments business generated revenues of approximately US$27.6 million in fiscal 2006, US$36.7 million in fiscal 2005 and US$27.3 million in fiscal 2004.

As the POS industry undergoes enormous change predominantly driven by EMV security specifications and enhanced functionality requirements, a variety of transaction types are becoming increasingly important for merchants including ATM functionality, gift card / loyalty card and unattended payments. Within the Payments business, future investment will be focused on the two growth areas of electronic gift card and unattended solutions.

In February 2004, the Company announced the launch of its Payware Gift Card solution. Electronic gift card solutions allow merchants to set-up and run their own gift card programs in-house. In fiscal 2006, the Company generated gift card revenues of approximately US$996,000, which is expected to form the base for further growth in this area in fiscal 2007.

In December 2003, a new prototype secure payment solution, targeted at outdoor and unattended payment environments (“OpenPay 3000”), was introduced. This product sought to address the requirements of “pay-at-pump” for petroleum companies, product and ticket vending machines, parking and prepaid mobile recharge applications. The product offered an opportunity for the Company to establish a strong position in the growing unattended marketplace. Revenues generated from this product in fiscal 2006 amounted to US$2.7 million. However, the investment in research and development and sales and marketing required to convert this prototype into a marketable product has resulted in losses being incurred within this business unit in fiscal 2006. Management believes that this business unit is well positioned to secure new contracts and grow revenues in fiscal 2007.

The Company believes that unattended payments present a significant market opportunity. In this regard, the Company recently announced at the Cartes 2005 Trade Show in Paris, the launch of the Open Pay 4000 range which is targeted at the fuel retailers and forecourt system integrators that need compact powerful pay at pump payment terminals that are compliant with the latest payment security standards. The Company also announced that Payware Open Pay had been awarded the new Visa, MasterCard and JCP payment card industry certification for encrypting pin pads, commonly known as PCI.

In fiscal 2006, the Company discovered certain technical issues that gave rise to the intermittent failure of certain hardware products after their introduction to the market. As a result, the Company experienced delays in product release, lost revenues and customer frustration during the second quarter of fiscal 2006. We worked closely with our customers during the third quarter of fiscal 2006 on the successful resolution of these issues and recommenced product shipments towards the end of that quarter. The Company may in the future discover additional technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors. As a result of such developments, the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company incurred a provision of US$5.0 million in fiscal 2006 relating to the technical issues mentioned above and the resultant extension of warranty periods for these hardware products. This provision was estimated by management following extensive discussions with both customers and third party suppliers of repair and rework services.

FMS Business

FMS is primarily engaged in marketing and selling licenses for the Company’s transaction reconciliation software and related maintenance, development and installation services. FMS includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The FMS business generated revenues of approximately US$21.1 million in fiscal 2006, US$19.1 million in fiscal 2005 and US$14.0 million in fiscal 2004. The FMS business has in excess of 400 customers.

FMS has developed a suite of transaction reconciliation solutions that deliver secure authentication, authorization, settlement, dispute resolution and reconciliation for a wide range of industry sectors such as retailing and financial services. Over the last three years, the Company has taken a number of steps to build the FMS business and expand its product offering, as follows:

•	The Company expanded its position in the transaction reconciliation market by acquiring CW & Associates, Inc., trading as DataFlow Services, effective November 1, 2003. DataFlow Services provides a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

•	In July 2005, the Company announced the release of ReconNet ES, the latest version of its flagship reconciliation and account balancing application. ReconNet ES incorporates major advances in technology that are designed to benefit large multinational enterprises, including high volume processing power, significantly strengthened security controls and support for multiple languages through internationalization.

•	In September 2005, the Company unveiled its new internal control software reconciliation solution for general ledger maintenance at the Sarbanes-Oxley Conference and Exposition held in Baltimore, Maryland.

•	In December 2005, in partnership with Kyriba Corporation, a leading provider of real-time, web-based, on-demand, cash management solutions, the Company announced the availability of Treasure eNet, a treasury and cash management system that aggregates all banking, market and third-party data to and from financial partners, through a unique data exchange point, enabling enterprises to manage current and future cash flows centrally.

•	In February 2006, the Company announced the opening of a new office in the Netherlands to meet increased European demand for Trintech’s account reconciliation and process management solutions.

•	In February 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.1 million subject to final adjustment relating to performance related contingent consideration. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthens our market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET, to provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

The FMS business continued to perform strongly in 2006 and the Company has commenced an investment program to drive reconciliation revenue growth in new vertical markets. While these investments will have a negative impact on earnings in the short term, they, combined with the acquisition of Assurity, present opportunities within the FMS existing target markets and position the Company for long term growth.

The Company plans to migrate its business model towards a software and transaction services business mix. This will involve growing organically our FMS business division. This growth will be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the growth of our existing financial services business. Further investment will also be made in the international sales and marketing function of the FMS business which is designed to drive revenue growth in new geographic markets. In addition, the Company is evaluating a number of strategic acquisitions to enhance our FMS software division. The Company continues to examine a range of strategic options with regard to our Payments business. The migration of our business model to a software and transaction services business mix will present risks to our business which the Company will not be able to identify until the migration plan has been formulated in greater detail.

Revenue

Today, the Company’s revenue is primarily derived from three sources:

Product Revenue. Product revenue is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad, the OpenPay product range and the Smart 5000 Pin Pad.

License Revenue. Software license revenue is derived from license fees from the Company’s payment software products for payment card transactions and from the Company’s transaction reconciliation software, and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 18% to 24% per year, and are generally paid quarterly. The Company also licenses the Company’s software on a recurring rental basis.

Service Revenue. The Company derives service revenue from data delivery services, consulting services, educational and training services and customization and implementation services.

Cost of Revenue

Cost of product revenue includes outsourced manufacturing costs, packaging, documentation, labor and other costs associated with packaging and shipping electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology costs. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Cost of product revenue also includes the costs of repair of hardware units that have failed in the marketplace and are the subject of warranty claims. In June 2005, the Company experienced a substantial increase in the number of units, deployed on customer sites, which failed intermittently. This resulted in a significant increase in returns of units to the Company. In August 2005, the Company announced that it was extending the warranty periods on those units deployed in the marketplace that were the subject of these intermittent failures. This extension was provided to enable the Company to work closely with its customers with a view to identifying the root causes of such product failures and repairing the units as required. The Company reflected the financial impact of this issue by incurring a warranty charge of US$5.0 million in fiscal 2006. In addition, beginning in July 2005, the Company ceased making shipments of product that may have been vulnerable to the same intermittent failures. During the remaining part of fiscal 2006, the Company worked closely with its customers on the successful resolution of the technical issues that affected these hardware products and recommenced product shipments in the last month of the third quarter.

Operating expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

Taxation

The Company operates as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock-based compensation.

The Company has significant operations, and generates a significant portion of the Company’s taxable income, in the United Kingdom, the United States, Germany and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. Another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S., Uruguay and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$79,000 and US$197,000 in fiscal 2004 and 2005 and an exchange loss of US$151,000 in fiscal 2006, respectively. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Stock-based Compensation

The Company has adopted the Statement of Accounting Standards No. 123(R) “Share-Based Payment” in the fiscal year beginning on February 1, 2006. As a result of adopting SFAS 123R on February 1, 2006, the Company’s net loss for the first quarter was US$322,000 higher than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period. The Company anticipates that it will recognize an aggregate of US$2.5 million as compensation expense in fiscal years 2007 to 2010. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenue is derived from product sales, license fees and charges for services.

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is reasonably assured.

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104

“Revenue Recognition”, issued by the staff of the SEC in December 2003, and the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable. In addition, if the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” in accordance with the “Input Method”. The amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved.

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. The Company considers arrangements with payment terms extending beyond one year not to be fixed or determinable and revenue is recognized as payments become due from the customer. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenue is derived mainly from customization, implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. Where contracts for services extend over a number of accounting periods and are not being provided on a time and materials basis, the revenue is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is measured using either output measures, primarily arrangement milestones where such milestones indicate progress to completion, or input measures using the allocation of time spent to date as a proportion of total time allocated to the contract.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue relating to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products the amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

The Company also offers hosting arrangements, known as Application Service Provision (ASP). With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If the Company made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected. For the remaining customers, the Company recognizes allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience. Alternatively, if the financial condition of our customers were to improve such that their ability to make payments was no longer considered impaired, the Company would reduce related estimated reserves with a credit to the provision for doubtful accounts.

Inventory reserves. Inventory purchases and commitments are based upon future demand forecasts. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. If there is a significant decrease in demand for the Company’s products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase the Company’s inventory allowances and the Company’s gross margin could be adversely affected.

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Significant judgment is required in determining our worldwide income tax provision. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

Long-lived assets. In assessing the recoverability of our goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows, the discount rate and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s stock price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No impairments were recognized for the quarter ended April 30, 2005 and 2006.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. SFAS 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

There were no long-lived asset impairments recognized for the quarter ended April 30, 2005 and 2006.

Warranty reserves. The Company accrues warranty liabilities at the time of sale for the estimated costs that may be incurred to provide warranty services. Factors that affect the Company’s warranty liability include the number of units currently under warranty, historical and anticipated rates of warranty claims on those units, and estimated cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Other factors include repair parts and labor rates. Repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Each quarter, the Company re-evaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The Company incurred a substantial warranty charge of US$5.0 million in fiscal 2006 relating to the extension of warranty periods for certain hardware products deployed in Europe. If the Company was to experience further increases in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the existing accrual has been based, the Company’s margins could be further adversely affected. The provision was calculated using the actual number of units deployed in the market-place, supplier quotes for the required re-work to these units and the re-imbursement to customers of costs associated with the re-work program.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months ended April 30,
	2006	2005
Revenue:
Product	17%	24%
License	51	51
Service	32	25

Total revenue	100	100
Cost of revenue:
Product	16	19
License	7	7
Service	14	10

Total cost of revenue	37	36

Gross margin	63	64

Operating expenses:
Research and development	25	17
Sales and marketing	24	19
General and administrative	28	24
Restructuring charge	3	—
Amortization of purchased intangible assets	2	2
Stock-based compensation	3	—

Total operating expenses	85	62

(Loss) income from operations	(22)	2

Interest income, net	3	2
Exchange gain, net	1	0

(Loss) income before provision for income taxes	(18)	4

Provision for income taxes	(1)	(1)

Net (loss) income	(19)%	3%

Three months ended April 30, 2006 compared to three months ended April 30, 2005.

Revenue	Three months ended April 30, 2006	Three months ended April 30, 2005	(Decrease) increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Product Revenue	1,914	3,202	(1,288)	(40)%
License Revenue	5,674	6,699	(1,025)	(15)%
Service Revenue	3,506	3,237	269	8%

Total Revenue	11,094	13,138	(2,044)	(16)%

Total Revenue. The Company has historically derived a significant portion of its total revenue from a small number of customers. In the three months ended April 30, 2006 and 2005, there were three customers who collectively accounted for greater than 10% of the Company’s total revenues. However, there were no customers who individually accounted for more than 10% of total revenue in either period.

Product. The decrease in product revenue in the quarter ended April 30, 2006 was attributable to a slowdown in demand for Chip and PIN (EMV) solutions in the UK market, reduced demand for our PoS products in Germany and market delays in the adoption of unattended payment solutions generally.

License. The decrease in license revenue in the quarter ended April 30, 2006 was primarily due to reduced revenues from Symbol Technologies Inc. (Symbol), EFT payment solutions in the UK and unattended payment solutions, being partially offset by increased revenues from our FMS transaction reconciliation products.

During the three months ended October 31, 2004, due to a change in strategy by Symbol, the Company renegotiated an agreement with Symbol under which the Company agreed to terminate Symbol’s future obligations to exclusively use the Company’s payment technology in return for a payment of US$2 million, to be paid equally over the five quarters ended October 31, 2005. The final payment was received in October 2005. Based on the terms of the agreement, the Company recognized the revenue as license revenue as each payment became due.

Service. The increase in service revenue in the quarter ended April 30, 2006 was primarily due to an increase in service revenues from key ReconNET and Resolve customers.

Cost of Revenue	Three months ended April 30, 2006	Three months ended April 30, 2005	(Decrease) increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Product	1,738	2,532	(794)	(31)%
License	819	894	(75)	(8)%
Service	1,520	1,322	198	15%

Total Cost of Revenue	4,077	4,748	(671)	(14)%

Total Cost of Revenue. Although total revenue decreased by 16% in the quarter ended April 30, 2006 compared to the corresponding period, the total cost of revenue decreased only by 14%. This had the effect of reducing gross margin by 1% compared to the corresponding period.

Product. Product revenue costs represented 91% of product revenue for the quarter ended April 30, 2006, compared to 79% of product revenue in the quarter ended April 30, 2005. This percentage increase was primarily due to the decrease in product revenues as certain product costs are of a fixed or semi-variable nature.

License. The decrease in the cost of license revenue in absolute dollars was due to lower reseller costs in the quarter ended April 30, 2006 compared to the corresponding period in the prior year. The cost of license revenue as a percentage of license revenue increased to 14% for the quarter ended April 30, 2006 compared to 13% in the corresponding period.

Service. The increase in the cost of service revenue in absolute dollars resulted primarily from additional personnel costs during the three months ended April 30, 2006. The cost of service revenue as a percentage of service revenue increased to 43% for the quarter ended April 30, 2006 from 41% in the corresponding period.

Operating Expenses	Three months ended April 30, 2006	Three months ended April 30, 2005	Increase(decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and Development	2,819	2,240	579	26%
Sales and Marketing	2,655	2,482	173	7%
General and Administrative	3,089	3,214	(125)	(4)%

Research and Development. The increase in research and development expenses in the quarter ended April 30, 2006 was due to increased investment in the development of the next generation of our FMS product platform and the inclusion of personnel and other costs related to the acquisition of the Assurity business. In addition, the Company recognized grants from Enterprise Ireland (the Irish Development Authority) of US$292,000 in the three months ended April 30, 2005, which reduced the expense for that period. The increase was partially offset by the impact of the increasing value of the dollar against the euro and the pound. For example, as a significant portion of the Company’s research and development costs are denominated in euro and in pounds, the decrease in value of the euro and the pound relative to the dollar has had the impact of decreasing reported research and development expenditure.

Sales and Marketing. The increase in sales and marketing expenses for the three months ended April 30, 2006 was primarily due to additional personnel costs relating to the increased investment in the FMS business on new and existing markets, including costs relating to the acquisition of the Assurity business. The increase was partially offset by the impact of the increasing value of the dollar against the euro and the pound. For example, as a significant portion of the Company’s sales and marketing costs are denominated in euro and in pounds, the decrease in value of the euro and the pound relative to the dollar has had the impact of decreasing reported sales and marketing expenditure.

General and Administrative. The slight decrease in general and administrative expenses in the quarter ended April 30, 2006 was due to lower legal expenses and the impact of the increasing value of the dollar against the euro and the pound. For example, as a significant portion of the Company’s general and administrative costs are denominated in euro and in pounds, the decrease in value of the euro and the pound relative to the dollar has had the impact of decreasing reported general and administrative expenditure.

Restructuring Charge. A restructuring charge of US$321,000 was incurred in the quarter ended April 30, 2006. The restructuring charge was due to the exit of a lease expiring in 2023, effective as of September 1, 2006.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of purchased technology and acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001, fiscal 2004 and in the quarter ended April 30, 2006.

Stock-based Compensation. In the quarter ended April 30, 2006, the Company recorded a stock-based compensation expense of US$322,000 following the adoption of SFAS 123R.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net increased US$123,000 to US$324,000 in the quarter ended April 30, 2006 compared to the corresponding period. The increase was due to increased U.S. interest rates being available on deposit balances.

Provision for Income Taxes. The provision of US$83,000 in the three months ended April 30, 2006 includes a deferred tax charge of US$62,000 which arose from net operating losses carried forward and deductible timing differences and a current tax charge of US$21,000 for tax payable in the U.S. and German tax jurisdictions.

H. Liquidity and Capital Resources

As of April 30, 2006, the Company had net working capital of US$23.2 million, including cash and cash equivalents totaling US$32.7 million.

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.1 million) from Bank of Ireland. Advances under this facility bear interest at the bank’s prime overdraft rate, 3.13% as at April 30, 2006. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand. The Company did not have a bank overdraft as at April 30, 2006.

Summary Cashflow for the three months ended April 30, 2006 compared to the three months ended April 30, 2005.

	Three months ended April 30,
	2006	2005
	(U.S. dollars in thousands)
Cash and cash equivalents at the beginning of period	34,745	39,180
Net cash (used in) provided by operating activities	(1,871)	503
Net cash used in investing activities	(213)	(1,256)
Net cash (used in) provided by financing activities	(114)	138
Effect of exchange rate changes on cash and cash equivalents	140	8
Cash and cash equivalents at the end of period	32,687	38,573

Net cash used in operating activities in the three months ended April 30, 2006 resulted from a loss on operations, excluding depreciation, the amortization of intangible assets and stock compensation, of US$1.3 million and an increase in working capital of US$586,000. Net cash provided by operating activities in the three months ended April 30, 2005 resulted primarily from a profit on operations, excluding depreciation and the amortization of intangible assets, of US$710,000 and an increase in working capital of US$207,000.

Net cash used in investing activities in the three months ended April 30, 2006 comprised the payment relating to the acquisition of the Assurity business of US$1.9 million and capital expenditure of US$107,000. These outflows were partially offset by the receipt of proceeds from the legal settlement with the vendors of Checkline of US$1.7 million. Net cash used in investing activities in the three months ended April 30, 2005 was primarily related to the payment of performance related consideration, in connection with the Company’s acquisition of DataFlow Services, of approximately US$1.2 million and capital expenditure of US$62,000 relating to the purchase of property and equipment.

Net cash used in financing activities for the three months ended April 30, 2006 consisted of the issuance of the Company’s ordinary shares to the value of US$67,000 arising from the exercise of share options and the repayment of our bank overdraft facility of US$192,000. The Company’s shareholders have approved an agreement which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. As of April 30, 2006, the Company had repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) at a cost of approximately US$2.1 million. During the three months ended April 30, 2006, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of US$881,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program. As of April 30, 2006 approximately US$2.9 million remained available for future repurchases under this program. Net cash provided by financing activities for the three months ended April 30, 2005 consisted primarily of the issuance of Trintech ordinary shares of US$146,000 partially offset by principal payments on capital leases of US$56,000. As of April 30, 2005, the Company had repurchased 753, 396 ordinary shares at a cost of approximately US$990,000. During the three months ended April 30, 2005, the Company did not repurchase any shares under this program, and approximately US$4.0 million remained available for future repurchases under this program as of such date.

As of April 30, 2006, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$9.9 million, payable through fiscal 2013. The Company has estimated it will incur US$7.7 million in net payments over the remaining period of the leases of which US$1.0 million will be paid in fiscal 2007 and US$6.7 million thereafter.

The Company has no material commitments for capital expenditures or strategic investments. As of April 30, 2006 the Company had a warranty reserve of US$3.7 million, largely relating to the provision that was taken in the second quarter of fiscal 2006. The utilization of this reserve has negatively impacted cashflow in recent quarters as the associated repair and rework program has been completed.

The Company’s operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license and product revenues and available borrowings under line of credit arrangements.

We believe that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of April 30, 2006, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

We are exposed to market risk as the Company’s interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the US dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of April 30, 2006, the Company had two forward exchange contracts maturing in fiscal 2007 to sell US$1.0 million and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of April 30, 2006 was positive US$28,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At April 30, 2006, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2006	Fair Value as of April 30, 2006	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)
U.S. dollars	1,000	28	1.2194

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of April 30, 2006 and 2005:

	As of April 30,
	2006	2005
Research and development	109	110
Professional and support services	105	101
Sales and marketing	59	58
Administration	48	48

Total	321	317

Of our total number of employees as of April 30, 2006, 87 are located in Ireland, 75 are located in Europe outside Ireland, 130 are located in North America and 29 are located in South America.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. While this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may not prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

The Company successfully resolved litigation against the vendors of Checkline, which we acquired in August 2000. We had made various claims as to the accuracy of representations made by the vendors of Checkline at the time of the acquisition. We received net sums in the amount of US$3.1 million, as a final settlement was reached in January 2006. The settlement agreement resulted in the Company receiving US$1.7 million in cash (in the quarter ended April 30, 2006), the release by the vendors of Checkline of a claim for deferred consideration amounting to US$1.25 million and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000. Given that these amounts represented purchase consideration relating to the acquisition of Checkline, this settlement resulted in a credit to the profit and loss account of the Company for fiscal 2006 in the form of a reduction of impairment loss on goodwill. The amount of the credit of US$3.1 million represents the settlement amount of US$3.9 million net of the legal costs incurred during fiscal 2006 of US$816,000. All claims in these disputes were dismissed.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s software products and PoS devices are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. In fiscal 2006, we discovered certain technical issues that gave rise to the intermittent failure of certain hardware products after their introduction to the market. As a result, we experienced delays in release, lost revenues and customer frustration during the second quarter of fiscal 2006. We worked closely with our customers during the third quarter of fiscal 2006 on the successful resolution of these issues and recommenced product shipments towards the end of that quarter. We may in the future discover additional technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company incurred a provision of US$5.0 million in fiscal 2006 relating to the technical issues mentioned above and the resultant extension of warranty periods for these hardware products. This provision was estimated by management following extensive discussions with both customers and third party suppliers of repair and rework services and is considered sufficient at this point in time. However, given the complex nature of the products, which are the subject of the extended warranty period, it is possible that this warranty provision may not be sufficient to cover the final total cost of repair of the relevant products and the potential cost of litigation or customer claims. As a result, this warranty provision may need to be increased and such an increase may have a material adverse effect on the Company’s business, financial condition and result of operations.

In addition, our ability to generate and deliver on future sales may be negatively impacted by adverse Company publicity and damage to our reputation caused by high failure rates in our products and by the continuing need to allocate substantial management time in order to resolve this issue. Agreement has been reached with the majority of our customers in relation to the resolution of issues caused by hardware failures and a product upgrade program has commenced in fiscal 2007. The Company may not be able to reach agreement in a timely manner with all of our customers in relation to the resolution of issues caused by hardware failures.

The Company’s reliance on two third parties to manufacture the Company’s electronic PoS system products involves risks including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited (“Plexus”) and by Benchmark Electronics Ltd. (“Benchmark”). These companies purchase many of their products and components from one or a limited number of suppliers. The Company’s reliance on two outsourced manufacturers, which in turn are reliant on a limited number of component suppliers, involves significant risks, including:

•	reduced control over delivery schedules, quality assurance and cost

•	the potential lack of adequate manufacturing capacity

•	the potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted and the risk of the Company’s inventory becoming obsolete would increase. If either contractor ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace such products at the Company’s own expense.

The Company’s plan to migrate its business towards a software and transaction services business model will present risks and may have an adverse effect on its financial performance.

The Company continues to examine a range of strategic options with regard to its Payments business and plans to migrate its business towards a software and transaction services business model. This will involve growing organically our Funds Management Systems (“FMS”) business. This growth is expected to be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the growth of our existing financial services business. However, such product platform may contain errors or defects or may not gain the market traction that the Company expects. In addition, further investment will also be made in the international sales and marketing function of the FMS business, which is designed to drive revenue growth in new geographic markets. However, such revenue growth may not materialize. If the migration of our business model to a software and transaction services business mix is not successfully executed, such migration may have an adverse effect on our financial performance.

Some of the Company’s products, particularly in the unattended payment market, are relatively new to market and in the early stages of adoption, and continued adoption of the Company’s products is not assured.

Some of the Company’s products, particularly in the unattended payment market, are still in relatively early stages of commercialization. Any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish, the Company’s long-term business strategy will be adversely affected.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions from fiscal 2003 through to fiscal 2006, the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and president, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions from fiscal 2003 through to fiscal 2006, the Company’s success is also dependent on some remaining key employees who are skilled in payments, funds management, transaction reconciliation, exception and risk management, internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment, banking and retail industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in payments, funds management, transaction reconciliation, exception and risk management, internet and other technologies. Competition for experienced and qualified personnel is intense. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

Recent environmental EU regulations may necessitate material capital expenditures for environmental control facilities.

Certain of our hardware products include lead and other substances that are the subject of environmental restrictions that are due to be introduced in the European Union (EU) as of July 1, 2006. The Company has established processes to reduce hazardous substances in our products, which has positioned us well to meet the environmental restrictions on product content of the Restriction on Hazardous Substances (RoHS) directive within the EU. The Company is also in contact with our third party manufacturers to ensure compliance on the products received by suppliers. To our knowledge, compliance with environmental laws and regulations has had no material effect on our operations to date. However, the Company could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damage or personal injury claims, if we were to breach environmental laws or if our products were found not to comply with environmental laws.

The Company’s quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate the Company’s historical financial results and increases the likelihood that the Company’s results will fall below market analysts’ expectations, which could cause the price of the Company’s ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses

•	impact of declines in net revenue in a particular quarter as compared to the relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations which are highly dependent on customers’ resources and discretion

•	timing and market acceptance of new products or product enhancements by either the Company or the Company’s competitors

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of the Company’s revenue in the last month of each quarter historically

•	the market for the Company’s software products, and the Company’s competitive landscape, is rapidly changing

•	the sales cycle for some of the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

•	service contracts in our transaction reconciliation business can be cancelled with 30 days notice

As a result of the factors listed above, among others, we believe that the Company’s quarterly revenue, expenses and operating results are likely to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

We also believe that period-to-period comparisons of the Company’s quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of the Company’s future performance.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s electronic payment software products are used for the processing of payment card transactions. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, president and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.

If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, have created and may continue to create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and may be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment, requires the commitment of significant financial and managerial resources. The

Company has determined that the first year it will be required to comply with Section 404 will be for its fiscal year ending January 31, 2008. In that regard, the Company has formed an internal control steering committee, a project team, engaged outside consultants and is in the process of implementing a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified and validate through testing that our controls are functioning as documented. In fiscal 2006, the Company finalized the control and process documentation relating to its primary business cycles, and is in the process of developing a detailed test program to test the controls during fiscal 2007. Nonetheless, our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect the Company’s business and results of operations. Although the U.S. dollar strengthened during fiscal 2006 against both the euro and pound sterling, future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact the Company’s margins.

In addition, the Company’s consolidated financial statements are prepared in euro and translated into U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished when reported in U.S. dollars in the Company’s financial statements.

We have historically depended on sales of the Company’s electronic PoS systems for payment card transactions to customers located in Europe for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card PoS system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany and the UK. For the quarter ended April 30, 2006, the Company’s customers in these countries accounted for over 74% of the Company’s electronic PoS system product revenues. Also, there were three customers which accounted for greater than 10% of the Company’s total revenue in the quarter ended April 30, 2006. Any material reduction in demand for the Company’s electronic PoS system products could adversely affect the Company’s business, financial condition and results of operations. For example, in the quarter ended April 30, 2006 the Company experienced a US$1.3 million decrease in product revenues from electronic PoS system products compared to the quarter ended April 30, 2005, due primarily to the slowdown in demand for Chip and Pin (EMV) solutions in the UK market, reduced demand for our products in Germany and market delays in the adoption of unattended payment solutions generally.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting the Company’s results of operations, particularly the Company’s revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of the Company’s electronic PoS systems to decrease over the life of each product. To offset declines in the average selling prices of these products, we will need to continue to reduce the cost of these products by implementing cost reduction design changes and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities and, as a result, we may not be able to reduce the Company’s costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of the Company’s electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on the Company’s electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made seven such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, in February, 2006, we acquired substantially all of the assets of Assurity Technologies, Inc. (“Assurity”), a US-based privately held provider of enterprise process management systems for general ledger account reconciliation, review and certification, for an initial consideration of approximately US$2.0 million subject to final adjustment relating to performance related contingent cash consideration.

We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products and services.

The markets for the Company’s electronic payment software and transaction reconciliation software and services are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products. In addition, if the Company fails to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company, may be necessary to resolve issues that may arise from time to time in the future. An adverse resolution of these matters could materially adversely impact the Company’s financial position and results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels and our ability to develop new products and respond to market changes.

Beginning in fiscal 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003, approximately 17% in fiscal 2004, approximately 5% in fiscal 2005 and approximately 4% in fiscal 2006, excluding the acquisition of DataFlow. The overall headcount decreased by approximately 6% and approximately 3% in fiscal 2005 and fiscal 2006 respectively, including DataFlow. As a result of involuntary employee terminations, employee morale and productivity was negatively impacted. If we are not successful in increasing our revenues, we may in the future be required to take additional cost-saving actions to reduce the Company’s costs and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. The actions taken to date, or that may be taken in the future, may have an adverse impact on the Company’s employees’ morale and productivity. We could experience voluntary terminations by key technical and sales employees and, as a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

The Company’s stock has experienced in the past and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in, or the Company’s failure to meet, analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in the Company’s products

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

•	limited trading volume

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s PoS products. Although there was no customer which accounted for greater than 10% of the Company’s total revenue in fiscal 2006, approximately 9% of the Company’s total revenue for fiscal 2006 was attributable to the Company’s three largest customers. By comparison, in fiscal 2005, 12% of total revenue was attributable to the Company’s three largest customers. UK customers accounted for approximately a third of the Company’s top ten customers in fiscal 2006 largely due to the residual effects of the Chip and Pin migration in the UK. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s success depends on the Company’s ability to manage and expand the Company’s software direct sales force.

We have sold the Company’s software products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s software direct sales force or if we fail to increase productivity from the Company’s existing software sales force.

We have incurred losses during much of the Company’s operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$2.1 million in the quarter ended April 30, 2006, US$1.5 million in fiscal 2006, US$3.2 million in fiscal 2004, US$44.8 million in fiscal 2003 and US$100.0 million in fiscal 2002 (we were profitable in fiscal 2005). We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase the Company’s revenues to maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently sustain profitability.

The Company’s historical declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions, and may also affect the Company’s ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2004, fiscal 2005 and fiscal 2006. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations and acquisition related cash requirements; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations to sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about the Company’s ability to generate sufficient revenues to sustain profitability to continue during fiscal 2007.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

Third parties have in the past claimed, and may in the future claim, that the Company’s current or future products infringe their proprietary rights. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to PoS products. Verve sought unspecified damages. While this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software, electronic PoS systems and transaction reconciliation solutions, is intensely competitive and we expect competition to continue to increase. The Company’s competitors include Lipman, VeriFone, Ingenico, Hypercom, Prism, Provenco and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Retail Logic, Comms XL, Commidea, Smart Technologies Solutions (STS), Checkfree, Valuelink, CardTech and Chesapeake System Solutions for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Furthermore, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products, may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or transaction reconciliation solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a significant percentage of the Company’s revenues have been generated by the Company’s international operations, and the Company’s future growth and success are in part dependent on continued growth and success in international markets. We expect this trend to continue.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	difficulties in travel due to war, terrorism or health warnings, preventing free movement of our employees to existing and potential customer sites

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

•	foreign currency controls

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

An important aspect of the Company’s business strategy is to continue to develop software products that support approved security standards for payment card transactions over the Internet. The emergence of the new 3-D Secure protocol is an important development, which is approved by Visa in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. The Company is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard, and its optional extensions for chip, mobile commerce and voice messaging, is unknown. Future sales of the Company’s payment products may be adversely affected if these standards do not achieve broad market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly, this could adversely affect the Company’s prospects and results of operations.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 5% of the Company’s total revenue in fiscal 2004, approximately 3% of the Company’s total revenue in fiscal 2005 and approximately 9% of the Company’s total revenue in fiscal 2006. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful , particularly those channels focused on the market for electronic payments for internet payment transactions. The Company’s growth may be limited by its inability to develop these new relationships.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect the Company’s rights in the Company’s electronic payment and PoS system technology.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and U.S. state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. The Company’s inability to obtain and maintain required approvals under these regulations could adversely affect the Company’s ability to sell the Company’s products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on the Company’s business, results of operations and prospects.

The Company’s electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit the Company’s ability to sell these products.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with larger public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to further successfully grow the business.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

The Company’s two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. In addition, if German, U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Irish takeover rules, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

The provisions of the Irish takeover rules, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover rules or Irish law could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Maurice Hickey
Maurice Hickey
Chief Financial Officer

Dated: June 16, 2006